

October 18, 2011

<u>Via E-Mail</u>
Richard MacPherson
President
China Youth Media, Inc.
3301 30th Avenue S
Grand Forks, North Dakota 58201-6009

> **Re: China Youth Media, Inc.**
> **Amendment no. 2 to Form 8-K**
> **Filed October 5, 2011**
> **Amendment no. 1 to Form 10-Q for the period ended June 30, 2011**
> **Filed October 5, 2011**
> **File No. 000-33067**

Dear Mr. MacPherson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Your response to prior comment 1 states that your operations have been "real" and not "existing in name only." Your response further states that the assets you held are "consistent with a media and advertising company." However, given your prior disclosures regarding the impact of the "Termination Agreements" on your operations and subsequently entering into an agreement to assist you in effecting a reverse merger "with an operating business," it continues to appear that you abandoned your prior business activities and that the assets referenced in your response were unrelated to the activities you were conducting at least as of the date of that agreement. Therefore, it also continues to appear that your assets and operations were nominal at least as of that date. Please revise your disclosure accordingly.

Item 1.01 Entry into a Material Definitive Agreement

2.   Please expand your revisions in response to prior comment 3 to clarify how Eastern Sky facilitated negotiations and assisted professionals. Also revise to clarify which professionals were introduced by Eastern Sky.

Exhibit 2.1

3.   We note your response to prior comment 8; however, it appears you have not yet provided all attachments to the merger agreement. Likewise, you have not yet filed the agreement with Latitude 20, contrary to your response to prior comment 1. Therefore, we reissue the last sentence of prior comments 1 and 8.

Exhibit 99.3
Pro Forma Financial Information, page 1

4.   We may have further comments on the accounting for the merger under FASB ASC 805 and the related pro forma information under Article 8 of Regulation S-X once our comments regarding whether the legal acquirer is a shell company as defined in Exchange Act Rule 12b-2 are resolved.

Amendment no. 1 to Form 10-Q for the period ended June 30, 2011
Exhibits 31.1 and 31.2

5.   We refer to your response to comment 18. In future filings, please revise the certifications so that the wording is exactly as specified in Item 601(31) of Regulation S-K. In that regard, in paragraph 4(a), after the phrase "relating to the registrant," insert the phrase "including its consolidated subsidiaries."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Richard MacPherson
China Youth Media, Inc.
October 18, 2011
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3314 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (by e-mail): Brian A. Lebrecht, Esq. – The Lebrecht Group, APLC